United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 15, 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

Coca-Cola European Partners plc (CCEP or the Company)

15 May 2020

Dear Shareholder of Coca-Cola European Partners plc:
We are asking for your support in voting “FOR” all resolutions, as recommended by the Board of Directors, at our upcoming 2020 Annual General Meeting on 27 May 2020.
Certain proxy advisory services reports contain conflicting advice on Resolution 21 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code) and Resolutions 9 and 16 (regarding the re-election of Irial Finan and Mario Rotllant Solá respectively). Consequently, we believe it is important to provide additional context regarding these resolutions beyond that in our Notice of Meeting.
Resolution 21 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code)
The report from Glass, Lewis & Co. (Glass Lewis) recommends a vote “FOR” Resolution 21. The report from Institutional Shareholder Services (ISS) recommends a vote “AGAINST” Resolution 21. Both Glass Lewis and ISS have recommended voting “FOR” Resolutions 23 and 24 (Authorities to purchase own shares).
A share repurchase will not occur unless Resolution 21 is approved. Therefore, a vote “AGAINST” Resolution 21 will have the same effect as a vote “AGAINST” Resolutions 23 and 24.

The report from Glass Lewis states:

•
“We believe the terms of this proposal are reasonable. The Takeover Code was instituted as a shareholder safeguard in the event that a major shareholder sought a larger stake in the Company, possibly to the detriment of other shareholders.

•
In this case, we note that following a repurchase of shares or exercising of options, the concert party may increase their ownership stake in the Company but may not gain control of it without triggering a full takeover bid. Further, we note that the waiver will not apply to an acquisition of ordinary shares.

•
We do not believe that this proposal is connected with any sort of takeover attempt by this party, and thus, we do not believe this proposal should warrant shareholder concern at this time. We will, however, monitor the concert party's beneficial ownership in the event that a takeover attempt becomes more likely.”

On the other hand, ISS recommends voting “AGAINST” Resolution 21 based on the application of its standard policy as a result of undefined “concerns over creeping control”. This fails to take into account the purpose of Resolution 21 and Olive Partners, S.A.’s (Olive) stated intentions.
Rule 9 of the Takeover Code applies when any entity holds 30% or more of the voting rights of a company. When a company purchases its own voting shares, any resulting increase in the percentage of shares carrying voting rights will be an acquisition for the purpose of Rule 9. CCEP currently has one shareholder, Olive, which owns approximately 36% of our outstanding shares and so any share repurchase would automatically trigger Rule 9 of the Takeover Code and result in an obligation on Olive to make a general offer to shareholders for all the remaining equity share capital of CCEP. Therefore, the intention of Resolution 21 is to enable CCEP to make share repurchases without triggering any obligation on Olive to make a general offer for the Company.

In the Notice of Meeting, Olive has confirmed that it has no intention of changing its approach with respect to CCEP as a result of any increase in its shareholding due to any share repurchase. It has no intention to seek any change in the composition of the Board or to the general nature or any other aspect of the Company's business. Given Olive’s stated position, we believe that any concerns over “creeping control” are therefore unfounded.
As noted above, a share repurchase will not occur unless Resolution 21 is approved.
The CCEP Board and management firmly believe these resolutions are in the best interests of shareholders as they provide the ability to repurchase shares, enabling CCEP to continue to deliver long-term shareholder value. Accordingly, the Board and management of CCEP recommend voting “FOR” Resolutions 21, 23 and 24, consistent with the recommendation of Glass Lewis.
Resolutions 9 and 16 (re-election of Irial Finan and Mario Rotllant Solá, respectively)
The report issued by Glass Lewis recommends voting “FOR” Resolution 9 (the re-election of Irial Finan) and Resolution 16 (the re-election of Mario Rotllant Solá). The report states:

•	“We note that Olive Partners, S.A. (“Olive”) and European Refreshments beneficially hold approximately 36.58% and 19.01%, respectively, of the Company's issued share capital.

•
We generally believe that persons or entities with a significant portion of the Company’s voting power should be entitled to representation in proportion to its ownership interest on the Company’s board and committees. As such, we shall refrain from recommending against directors on a strict notion of overall board or committee independence with the exception of the Company’s audit committee.

•
Pursuant to the relationship agreement dated May 28, 2016, for as long Olive's beneficial ownership is at least 15%, the remuneration committee will be required to include at least one director nominated by them. In addition, for as long as European Refreshments’ beneficial ownership is at least 10%, the remuneration committee will be required to include at least one director nominated by them. Further, the terms of the relationship agreement provides that all directors will be elected annually, other than the initial independent NEDs and the initial chair, who have longer initial terms.

•	Having reviewed the nominees, we do not believe there are substantial issues for shareholder concern.”
The report generated by ISS notes that its policy requires remuneration committees to be comprised solely of independent directors. It therefore recommends a vote “AGAINST” the re-election of the two non-independent members of CCEP’s Remuneration Committee.
The CCEP Board and the Remuneration Committee Chairman, Christine Cross, are of the opinion that the re-election of Mr. Finan and Mr. Rotllant Solá is appropriate because:

•	the Remuneration Committee comprises a majority of Independent Non-executive Directors (INEDs), notwithstanding the presence of Mr. Finan and Mr. Rotllant Solá;

•	the terms of reference of the Remuneration Committee stipulate that it must be composed of a majority of INEDs, including for quorum requirements; and

•
Mr Finan and Mr. Rotllant Solá are not executive directors, but appointed representatives of the Company’s largest shareholders - it is natural that these shareholders would want a say on the remuneration of senior executives.

The CCEP Board and management firmly believe these resolutions are in the best interests of shareholders and recommend voting “FOR” Resolutions 9 and 16, consistent with the recommendation of Glass Lewis.

We would be glad to discuss the CCEP recommendations in relation to Resolutions 21, 9 and 16 further with you, should you wish. If you have any questions, or need assistance in submitting your proxy to vote your shares, please contact us at shareholders@ccep.com.
Thank you for your support.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: May 15, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary